EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended
	Year Ended December 31,					June 30,

						Predecessor	Predecessor	Successor
						Company	Company	Company
						January 1, 2002	January 1, 2003 to	April 1,2003 to
	1998	1999	2000	2001	2002	to June 30, 2002	March 31, 2003	June 30, 2003

Computation of Earnings:
Registrant’s total earnings (loss) before fixed charge additions	$(22,514)	$(159,165)	$(174,779)	$(634,565)	$(108,507)	$(84,658)	$(7,605)	$888
COMPUTATION OF FIXED CHARGES Interest	49,384	62,979	112,894	143,521	75,815	72,721	1,909	6,281
Total earnings (loss) and fixed charges	26,870	(96,186)	(61,885)	(491,044)	(32,692)	(11,937)	(5,696)	7,169
Ratio of earnings to fixed charges	—	—	—	—	—	—	—	1.14
Deficiency of Earnings to fixed charges	(22,514)	(159,165)	(174,779)	(634,565)	(108,507)	(84,658)	(7,605)	—